Exhibit 99.1

NEWS RELEASE

Fortuna announces sale of Yaramoko Mine, Burkina Faso

Vancouver, April 11, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) is pleased to announce it has entered into a definitive share purchase agreement (the “Agreement”) to sell its interest in Roxgold Sanu SA (“Roxgold Sanu”) which owns and operates the Yaramoko Mine, together with the Company’s three other wholly-owned Burkina Faso subsidiaries which hold exploration permits in country (together with Roxgold Sanu, the “Acquired Companies”) to Soleil Resources International Limited (“SRI”) (the “Transaction”). SRI is a private Mauritius company which operates three mines, holds exploration permits, and owns a drilling company all in Burkina Faso. Following the completion of the Transaction, Fortuna will cease to have any operations in Burkina Faso.

Jorge A. Ganoza, President and CEO, commented, “Considering the limited remaining life of mineral reserves at Yaramoko (approximately one year), the cessation of our exploration activities in-country, and the increasingly challenging business climate in Burkina Faso, the Transaction represents a prudent exit that optimizes value, avoids approximately US$20 million in future mine closure liabilities, and provides Fortuna with additional liquidity as we pursue opportunities more closely aligned with our strategic objectives.” Mr. Ganoza continued, “We believe that Soleil, as a private local company, is well positioned to continue operations at the Yaramoko Mine to the benefit of employees and local stakeholders”.

Details of the Transaction

Under the terms of the Agreement, SRI will acquire all of the issued and outstanding shares of the Acquired Companies. Fortuna will receive an aggregate cash payment of approximately US$130 million as follows:

•	US$70 million consideration payable on closing of the Transaction;
•	US$57.5 million in cash dividends (the “Cash Dividend”) paid to Fortuna by Roxgold Sanu; and
•	Fortuna will also have the right to receive up to approximately US$53 million of value added tax receivables upon the completion of certain conditions.

The completion of the Transaction is subject to the payment by Roxgold Sanu to Fortuna of the Cash Dividend, receipt of the consent of the Minister of Mines, and customary conditions of closing for transactions of this nature and is expected to be completed in the second quarter of 2025.

INFOR Financial Inc. acted as financial advisor to Fortuna.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the ability of the Company or any of its subsidiaries to complete the sale of the shares of the Acquired Companies; the timing of closing of the Transaction; the anticipated receipt of cash payments at closing; the payment of a dividend by Roxgold Sanu, in addition to Fortuna's right to receive certain additional payments related to the refund of value added tax receivables upon the completion of certain conditions post-closing; and the Company’s business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to, expectations regarding the Company completing the sale of its interest in the Yaramoko Mine in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with the Company’s current expectations; that any future payments in connection with the cash consideration or in respect of any future additional payments, will be paid to the Company; expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.